SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                           DEKALB Energy Company
                              (Name of Issuer)

                     Class A Common Stock, no par value
                       (Title of Class of Securities

                                244874 20 2
                               (CUSIP Number)

                             Steven W. Thornton
                             BARNES & THORNBURG
                        1313 Merchants Bank Building
                          11 South Meridian Street
                        Indianapolis, Indiana  46204
                                317-638-1313
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                             December 21, 1994
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
     (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


     CUSIP No.  244874 20 2

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               John T. Roberts
               S.S.N. ###-##-####

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)

               (a) [ ]
               (b) [x]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS (See Instructions)

               00

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America

                              7    SOLE VOTING POWER
     NUMBER OF                     131,180
     SHARES
     BENEFICIALLY             8    SHARED VOTING POWER
     OWNED BY                      0
     EACH
     REPORTING                9    SOLE DISPOSITIVE POWER
     PERSON WITH                   131,180

                              10   SHARED DISPOSITIVE POWER
                                   0

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               274,673

     12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               11.8%

     14   TYPE OF REPORTING PERSON (See Instructions)

               IN


     CUSIP No.  244874 20 2

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               Robin Richey Roberts
               S.S.N. ###-##-####

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)

               (a) [ ]
               (b) [x]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS (See Instructions)

               00

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America

                              7    SOLE VOTING POWER
     NUMBER OF                     143,493
     SHARES
     BENEFICIALLY             8    SHARED VOTING POWER
     OWNED BY                      0
     EACH
     REPORTING                9    SOLE DISPOSITIVE POWER
     PERSON WITH                   143,493

                              10   SHARED DISPOSITIVE POWER
                                   0

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               274,673

     12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               11.8%

     14   TYPE OF REPORTING PERSON (See Instructions)

               IN



     Item 1.   Security and Issuer

          This statement relates to the Class A Common Stock, no par value, of DEKALB Energy Company, a Delaware corporation
     ("Energy"). The principal executive offices of Energy are located at 700 4th Avenue, S.W., South Tower, Calgary, Alberta, Canada T2P3V4.

     Item 2.   Identity and Background

          This statement is filed jointly by John T. Roberts and Robin Richey Roberts to report the beneficial ownership of shares of Class A Common Stock of Energy. John T. Roberts and Robin Richey Roberts are both United States citizens whose address is 2090 Mulsanne Drive, Zionsville, Indiana 46077. John T. Roberts and Robin Richey Roberts are husband and wife.

          John T. Roberts is Chief Financial Officer and Treasurer of Quest Environmental Resources Corporation. He is a director of DEKALB Genetics Corporation ("Genetics"). Genetics was a wholly-owned subsidiary of Energy prior to the pro rata distribution on August 31, 1988 of all of the outstanding shares of capital stock of Genetics to the stockholders of Energy. The principal business of Genetics is the research, development, production and sale of agricultural seed, swine and poultry breeding stock. The principal executive offices of Genetics are located at 3100 Sycamore Road, DeKalb, Illinois 60015. Robin Richey Roberts is a homemaker.

          During the last five years neither John T. Roberts nor Robin Richey Roberts has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years neither John T. Roberts nor Robin Richey Roberts has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


     Item 3.   Source and Amount of Funds or Other Consideration.

          Not applicable.


     Item 4.   Purpose of Transaction.

          The purpose of this Amendment No. 1 is to report that on December 21, 1994, Energy entered into an Agreement and Plan of Merger (the "Merger Agreement") among Apache Corporation, XPX Acquisitions, Inc. ("Sub") a wholly owned subsidiary of Apache, and Energy providing for the merger of Sub into Energy in a transaction under Delaware Law by which Energy would become a wholly owned subsidiary of Apache.

          Pursuant to the requirements of the Merger Agreement, the undersigned and certain other stockholders of Energy entered into Stockholder Agreements with Apache. The Stockholder Agreements provide generally, among other things, that each stockholder has agreed to vote those shares of Class A Stock of Energy identified in the schedule to his Stockholder Agreement in favor of the Merger and against any action which would violate the Merger Agreement or any other transaction involving a change in control of Energy. The Stockholder Agreement provides further that the undersigned will not solicit, initiate, or take any action that is reasonably likely to lead to any Takeover Proposal (as defined in the Stockholder Agreement) from a third party; not to transfer the shares of Class A Common Stock subject to the Agreement; and to refrain from certain other activities inconsistent with the foregoing.

          The Stockholder Agreement by its terms shall terminate if the Merger Agreement is terminated in accordance with its terms.

          The Stockholder Agreements relate in the aggregate to in excess of fifty percent of the outstanding shares of Class A
     Common Stock of Energy.

          A copy of the Form of Stockholder Agreement is attached hereto as Exhibit A.

          Other than as set forth above, neither John T. Roberts nor Robin Richey Roberts has any plans or proposals which relate to or would result in (a) the acquisition of additional securities of Energy (except that certain trusts described herein may acquire by gift additional shares of Class A Common Stock of Energy) or the disposition of securities of Energy, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Energy or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of Energy or any of its subsidiaries, (d) any change in the present board of directors or management of Energy, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of Energy, (f) any other material change in Energy's business or corporate structure, (g) changes in Energy's character, by-laws or other actions which may impede the acquisition of control of Energy by any person, (h) causing the Class B Common Stock of Energy to cease to be authorized to be quoted on the National Association of Securities Dealers Automated Quotation System (i) a class of equity securities of Energy becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

          Both John T. Roberts and Robin Richey Roberts are holding all the shares of Class A Common Stock of Energy reported hereby for investment.


     Item 5.   Interest in Securities of the Issuer

               (a)(i)  At the date hereof, John T. Roberts
          beneficially owned 274,673 shares of Class A Common Stock of Energy, which represented approximately 11.8% of the issued and outstanding shares of Class A Common Stock of Energy as of January 31, 1994. John T. Roberts holds title to 117,580 of such shares as sole trustee of a trust of which he is the beneficiary. He holds title to 13,600 of such shares as sole trustee of trusts of which certain of his children are the beneficiaries. Of the remaining shares of Class A Common Stock of Energy which are reported in this statement as beneficially owned by John T. Roberts (i) 117,500 shares are held by a trust of which John T. Roberts is the beneficiary and of which Robin Richey Roberts is the sole trustee, (ii) 23,717 shares are held by trusts of which children of John T. Roberts and Robin Richey Roberts are the beneficiaries and of which Robin Richey Roberts is the sole trustee, and (iii) 2,276 shares are owned by Robin Richey Roberts.

          Although John T. Roberts has no voting or investment power with respect to such 143,493 shares, such shares are included in this statement as beneficially owned by him.

               (a)(ii) At the date hereof, Robin Richey Roberts beneficially owned 274,673 shares of Class A Common Stock of Energy, which represented approximately 11.8% of the issued and outstanding shares of Class A Common Stock of Energy as of January 31, 1994. Of those shares (i) 117,500 shares are held by a trust of which John T. Roberts is the beneficiary of which Robin Richey Roberts is the sole trustee, (ii) 23,717 are held by a trust of which children of John T. Roberts and Robin Richey Roberts are the beneficiaries and of which Robin Richey Roberts is the sole trustee, and
          (iii) 2,276 shares are owned by Robin Richey Roberts. Of the remaining shares of Class A Common Stock of Energy which are reported in this statement as beneficially owned by Robin Richey Roberts (i) 117,580 shares are held by a trust of which John T. Roberts is the beneficiary and sole trustee, and (ii) 13,600 shares are held by trusts of which children of John T. Roberts and Robin Richey Roberts are the beneficiaries and of which John T. Roberts is the sole trustee. Although Robin Richey Roberts has no voting or investment power with respect to such 131,180 shares, such shares are included in this statement as beneficially owned by her.

               (b)(i) At the date hereof, John T. Roberts had sole voting and investment power with respect to 131,180 of the shares of Class A Common Stock of Energy reported herein. As reported in Item 5(a)(i) above, John T. Roberts has no voting or investment power with respect to the remaining 143,493 shares of Class A Common Stock of Energy reported in this statement.

               (b)(ii) At the date hereof, Robin Richey Roberts has sole voting and investment power with respect to 143,493 of the shares of Class A Common Stock of Energy reported herein. As reported in Item 5(a)(ii) above, Robin Richey Robert has no voting or investment power with respect to the remaining 131,180 shares of Class A Common Stock of Energy reported in this statement.

               (c)  Other than the transactions described in Item
          4 above, neither John T. Roberts nor Robin Richey
          Roberts has effected a transaction in the Class A
          Common Stock of Energy in the past sixty days.

               (d) Other than John T. Roberts and Robin Richey Roberts, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Class A Common Stock reported herein.

               (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer.

          See Item 4 above.

     Item 7.   Material to be Filed as Exhibits.

          Exhibit A - Form of Stockholder Agreement.



                                 SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated this 23rd day of December, 1994.


                                   /s/ John T. Roberts
                                   ______________________________
                                   John T. Roberts



                                   /s/ Robin Richey Roberts
                                   _______________________________
                                   Robin Richey Roberts



        EXHIBIT A

                           STOCKHOLDER AGREEMENT

          This Stockholder Agreement ("Agreement") is entered into effective for all purposes as of December ___, 1994, by and between APACHE CORPORATION, a Delaware corporation ("Parent"), and the undersigned (the "Stockholder", and together with the other persons who execute agreements in the same form as this Agreement, the "Signatory Stockholders").

          WHEREAS, Parent, XPX ACQUISITIONS, INC., a Delaware corporation wholly owned by Parent ("Sub"), and DEKALB ENERGY COMPANY, a Delaware corporation (the "Company"), are simultaneously entering into an Agreement and Plan of Merger, (the "Merger Agreement"), pursuant to which Sub will merge with and into the Company (the "Merger"); and

          WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and Sub have required that each of the Signatory Stockholders enter into, and each of the Signatory Stockholders has agreed to enter into, this Agreement or an agreement in the same form as this Agreement (together, the "Stockholder Agreements"); and

          WHEREAS, the Board of Directors of the Company has, prior to the execution of the Merger Agreement and the Stockholder
     Agreements, approved the Merger Agreement and the Merger;

          NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the parties agree as follows:

                                 ARTICLE 1
                        AGREEMENT TO SUPPORT MERGER

          Section 1.1 Voting. The Stockholder hereby agrees that, during the term that this Agreement is in effect, at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, the Stockholder shall vote (or cause to be voted) all voting Shares (as defined in Section 2.1) held of record (or beneficially) by the Stockholder:

          (a)  in favor of the Merger and the adoption of the Merger
     Agreement;

          (b) against any action or agreement that would result in a breach of any covenant, representation or warranty, or any other obligation or agreement, of the Company under the Merger
     Agreement; or

          (c) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement):

               (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries (as defined in the Merger Agreement);

              (ii)  a sale, lease or transfer of a material
          amount of assets of the Company or any of its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries;

             (iii) any change in the Board of Directors of the Company;

              (iv) any change in the present capitalization of the Company or any amendment to the Company's
          Certificate of Incorporation or By-laws;

               (v)  any change in the Company's corporate
          structure or business; or

              (vi) any other action that is intended, or that could reasonably be expected, to impede, interfere with, delay, postpone or discourage, or adversely affect the contemplated economic benefits to Parent of, the Merger and the actions or transactions contemplated by the Merger Agreement or this Agreement.

     The Stockholder further agrees that the Stockholder will not enter into any agreement or understanding with any person or entity prior to the termination of this Agreement that is in any manner inconsistent with the provisions of this Section 1.1.

                                 ARTICLE 2
                       REPRESENTATIONS AND WARRANTIES

          Section 2.1 Representations and Warranties. The Stock-holder hereby represents and warrants to Parent as follows:

          (a) Ownership of Shares. The Stockholder is the record and beneficial owner of the number of shares of voting Class A Stock, no par value, of the Company ("Class A Stock") and the number of shares of Class B (nonvoting) Stock, no par value, of the Company ("Class B Stock"; the Class A Stock and Class B Stock, collectively, the "Common Stock") as set forth on Schedule A hereto (the "Existing Shares" and, together with any shares of Common Stock of the Company acquired by the Stockholder hereafter and prior to the termination of this Agreement, whether upon exercise of options, conversion of convertible securities, purchase, exchange or otherwise, the "Shares"). On the date hereof, the Existing Shares constitute all of the shares of Common Stock of the Company owned of record or beneficially by the Stockholder. Except as described on Schedule A attached hereto, the Stockholder has sole voting power and sole power of disposition, sole power to demand an appraisal of any Existing Shares entitled to appraisal pursuant to Section 262 of the Delaware General Corporation Law and sole power to engage in the actions set forth herein, including those set forth in Article 3 hereof, in each case with respect to all of the Existing Shares, with no restrictions on such rights except pursuant to the terms of this Agreement.

          (b) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of the Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which the Stockholder is a party or by which the Stockholder or any of the Stockholder's properties or assets are or may be bound, including, without limitation, any trust agreement, voting agreement, irrevocable proxy, stockholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms. There is no beneficiary, or holder of a voting trust certificate or other interest, of any trust of which the Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby with respect to any Existing Shares. If the Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, each person having community property rights in the Shares, enforceable against such person in accordance with its terms.

          (c) No Conflicts. Except pursuant to the Securities Exchange Act of 1934, as amended, no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority or any other person (or entity) is necessary for the execution of this Agreement by the Stockholder and the performance by the Stockholder of the actions contemplated hereby. Neither the execution and delivery of this Agreement by the Stockholder nor the consummation by the Stockholder of the transactions contemplated hereby nor compliance by the Stockholder with any of the provisions hereof will (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Stockholder is a party or by which the Stockholder or any of the Stockholder's properties or assets are or may be bound or
     (ii) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to the Stockholder or any of the Stockholder's properties or assets.

          (d) No Adverse Claims. The Shares and the certificates representing such Shares are now and at all times during the term of this Agreement will be held by the Stockholder, or by a nominee or custodian for the benefit of the Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising under this Agreement.

          (e) No Brokers. No broker, investment banker, financial advisor or other person is entitled to receive from the Company or any subsidiary any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based on arrangements made by or on behalf of the Stockholder.

          (f) Material Reliance. The Stockholder understands and acknowledges that Parent is entering into, and causing Sub to enter into, the Merger Agreement in material reliance upon the Stockholder's execution and delivery of this Agreement.

          (g) No Intention to Dispose. The Stockholder has no plan or intention to, directly or indirectly, sell, exchange, or otherwise dispose of, reduce the risk of loss by short sale or otherwise, or enter into any contract or other arrangement with respect to, or consent to, the sale, exchange or other disposition of any interest in any shares of Parent Common Stock (as defined in the Merger Agreement) received pursuant to the Merger. The Stockholder acknowledges that the Stockholder is giving this representation to enable Mayor, Day, Caldwell & Keeton, L.L.P. and Sidley and Austin to opine that the Merger constitutes a reorganization within the meaning of Section 368(a) of the Code and further recognizes that significant adverse tax consequences might result if such representation is not true.
     The Stockholder understands and agrees that, in connection with the Merger, the Stockholder will give written notice to the Company and Parent in the event that, at the Effective Time of the Merger (as defined in the Merger Agreement) there is any change in any of the representations of the Stockholder set forth in this Section 2.1(g).


                                 ARTICLE 3
                      CERTAIN COVENANTS AND AGREEMENTS

          Section 3.1 Certain Covenants of Stockholder. Except in accordance with the terms of this Agreement, during the term of this Agreement, the Stockholder hereby covenants and agrees as follows:

          (a)  No Solicitation.

               (X) The Stockholder will immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any parties conducted heretofore by the Stockholder with respect to any Takeover Proposal. As used in this Agreement, "Takeover Proposal" means any tender offer or exchange offer for 20% or more of the outstanding shares of Class A Stock or Class B Stock or any proposal or offer for a merger, consolidation, amalgamation or other business combination involving the Company or its subsidiaries or any equity securities (or securities convertible into equity securities) of the Company, or any proposal or offer to acquire in any manner a 20% or greater equity or beneficial interest in, or a material amount of the assets or value of, the Company or its subsidiaries, other than pursuant to the transactions contemplated by the Merger Agreement.

               (Y) The Stockholder will not, and will not permit any of the Stockholder's representatives or agents to, directly or indirectly, (i) (A) solicit, (B) initiate or (C) (excluding any action referred to in clauses
          (ii) and (iii) of this sentence) encourage or take any action to facilitate the making of, any offer or proposal that constitutes or that is reasonably likely to lead to any Takeover Proposal, (ii) participate in any discussions (other than as necessary to clarify the terms and conditions of any unsolicited offer, including any financing or other contingencies and other relevant facts with respect thereto) or negotiations regarding any Takeover Proposal (other than with the Stockholder's legal counsel, other Signatory Stockholders or officers or directors of the Company) or (iii) furnish to any person (other than Parent or its representatives) any nonpublic information or nonpublic data regarding the Company. The Stockholder will notify Parent or officers or directors of the Company orally and in writing of any such inquiries, offers or proposals to the Stockholder (including the terms and conditions of any offer or proposal and the identity of the person making any inquiry, offer or proposal) as promptly as possible and in any event within 24 hours after receipt thereof.

          (b) Restriction on Transfer; Proxies and Non-Interference; Restriction on Withdrawal. The Stockholder shall not, directly or indirectly:

               (i) except pursuant to the terms of the Merger Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (or in any other way reduce the Stockholder's risk of ownership in), or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of (or in any other way reduce the Stockholder's risk of ownership in), any or all of the Shares or any other equity securities of the Company or any interest therein;

              (ii) except as contemplated by this Agreement, grant any proxies or powers of attorney, deposit any Shares into any voting trust or enter into any voting agreement with respect to any Shares;

             (iii) convert any Shares that are of Class A Stock into Class B Stock; or

              (iv)  take any action that would make any
          representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing the Stockholder's obligations under this Agreement.

          (c) Waiver of Appraisal Rights. The Stockholder hereby waives any and all rights of appraisal or rights to require the Company to purchase any of the Shares that the Stockholder may have under the Delaware General Corporation Law.

          Section 3.2 Certain Agreements with Respect to Shares for Purposes of Rule 145. If the Stockholder may be deemed to be an "affiliate" of the Company pursuant to Rule 145 under the Securities Act of 1933, as amended, the Stockholder has delivered, or agrees to deliver to the Parent prior to the closing of the Merger, an Affiliate Agreement in the form attached to the Merger Agreement as Exhibit A with respect to the Shares and future transactions with respect to Parent Shares by the Stockholder ("Affiliate Agreement"). Each representation of the Stockholder made in Section 2.1(b) and Section 2.1(c) hereof with respect to this Agreement is hereby confirmed to be true and correct with respect to the Affiliate Agreement, if any.

          Section 3.3 Binding Obligations. The Stockholder agrees that this Agreement and the Stockholder's obligations hereunder and, if applicable, under the Affiliate Agreement shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including without limitation the Stockholder's heirs, guardians, administrators or successors.

          Section 3.4 Stop Transfer. The Stockholder agrees with, and covenants to, Parent that the Stockholder shall not request that the Company register any transfer of any certificate representing any of the Shares, if such transfer would violate any provision of this Agreement.

                                 ARTICLE 4
                                TERMINATION

          Section 4.1 Termination. This Agreement shall terminate if the Merger Agreement is terminated in accordance with its terms other than as a result of the effectiveness of the Merger. Such termination shall not affect the rights of Parent for any breach of any covenants, agreements, representations or warranties herein by the Stockholder.

                                 ARTICLE 5
                               MISCELLANEOUS

          Section 5.1 Entire Agreement; Assignment. This Agreement and the Affiliate Agreement, if applicable, executed by the Stockholder, (i) constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise without the prior written consent of the other party; provided that Parent may assign, in its sole discretion, its rights and obligations hereunder and thereunder to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Parent of its obligations hereunder if such assignee does not perform such obligations. Subject to the preceding sentence, this Agreement and the Affiliate Agreement, if applicable, shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, personal representatives, legal representatives and permitted assigns.

          Section 5.2 Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto. The Merger Agreement may be amended in accordance with the terms thereof, and each reference herein to the Merger Agreement shall mean the Merger Agreement as amended, provided that any such amendment that changes the Exchange Ratio as provided in Section 1.5 of the Merger Agreement or that in any way materially adversely affects the rights of the stockholders of the Company shall have been approved by the Stockholder.

          Section 5.3 Stockholder Capacity. If the Stockholder is or becomes during the term hereof a director of the Company, then the Stockholder makes no agreement or understanding herein in his or her capacity as a director. The Stockholder signs solely in his, her or its capacity as the record and beneficial owner of the Shares.

          Section 5.4 Written Notices. All written notices, requests, claims, demands and other communication hereunder shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery, to the respective parties at the following addresses:

          (a)  if to Parent, to

                    Apache Corporation
                    2000 Post Oak Blvd., Ste. 100
                    Houston, Texas 77056
                    Attention: James R. Bauman, Senior Vice President
                    Telephone:  (713) 296-6206
                    Telecopy:   (713) 296-6457

               with copies (which shall not constitute notice) to:

                    Apache Corporation
                    2000 Post Oak Blvd., Ste. 100
                    Houston, Texas 77056
                    Attention: Zurab S. Kobiashvili, General Counsel
                    Telephone:  (713) 296-6204
                    Telecopy:   (713) 296-6458

                    Geoffrey K. Walker
                    Mayor, Day, Caldwell & Keeton, L.L.P.
                    700 Louisiana, Suite 1900
                    Houston, Texas 77002-2778
                    Telephone:  (713) 225-7023
                    Telecopy:   (713) 225-7047

          (b)  if to the Company, to

                    DEKALB Energy Company
                    700-9th Avenue, SW
                    10th Floor
                    Calgary, Alberta,
                    Canada  T2P 3V4
                    Attention:  John H. Witmer, Jr., General Counsel
                    Telephone:  (403) 261-1200
                    Telecopy:   (403) 266-5987

               with a copy (which shall not constitute notice) to:

                    Thomas E. Swaney
                    Sidley & Austin
                    One First National Plaza
                    Chicago, Illinois  60603
                    Telephone:  (312) 853-7476
                    Telecopy:   (312) 853-7036

          (c) if to the Stockholder, to the address set forth on the signature page hereof or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

          Section 5.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

          Section 5.6 Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which there would be no adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief, in addition to any other remedy to which such party may be entitled, at law or in equity.

          Section 5.7 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same
     Agreement.

          Section 5.8    Descriptive Heading.  The descriptive
     headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

          Section 5.9 Further Assurances. From time to time, at Parent's request and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further action as may be necessary or appropriate to consummate and make effective, in the most expeditious manner practicable, the agreements, covenants and transactions contemplated by this Agreement.

          Section 5.10 Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

          IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered effective for all purposes as of the date first above written.

                                   APACHE CORPORATION


                                   By:  ______________________________
                                   Name:  ____________________________
                                   Title: ____________________________


                                   STOCKHOLDER:


                                   Signature: ________________________

                                   Printed Name: _____________________

                                   Address:  _________________________
                                   ___________________________________
                                   ___________________________________